Pricing Supplement No. 4 dated August 1, 2005	Filed under Rule 424(b)(3)
(to Prospectus dated January 5, 2005	File No. 333-107132
and Prospectus Supplement dated June 9, 2005)

SLM Corporation

Medium Term Notes, Series A

Due 9 Months or Longer From the Date of Issue

Principal Amount:	$25,000,000	Floating Rate Notes:	☒		Fixed Rate Notes: ☐
Original Issue Date:	August 25, 2005	Closing Date: August 25, 2005			CUSIP Number: 78442F DR 6
Maturity Date:	August 25, 2015	Option to Extend Maturity:	☒	No	Specified Currency: U.S. Dollars
		If Yes, Final Maturity Date:	☐	Yes

Redeemable in whole or in part at the option of the Company:	☒	No	Redemption Price:	Not Applicable.
	☐	Yes	Redemption Dates:	Not Applicable.
Repayment at the option of the Holder:	☒	No	Repayment Price:	Not Applicable.
	☐	Yes	Repayment Dates:	Not Applicable.

Applicable to Floating Rate Notes Only:
Floating Rate Index:		Index Maturity:	10 Years.
☐	CD Rate
☐	Commercial Paper Rate	Multiplier:	N.A.
☒	CMT Rate	Spread:	N.A.
☐	Federal Funds Rate
☐	LIBOR Telerate	Initial Interest Rate:	TBD.
☐	LIBOR Reuters
☐	Prime Rate	Interest Rate Reset Period:	Monthly.
☐	91-Day Treasury Bill Rate
☐	Other	Minimum Interest Rate:	0.00%.
		Maximum Interest Rate:	7.00%.

Morgan Stanley

August 1, 2005

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Reset Date(s):	The 25th of each month during the term of the Notes, beginning September 25, 2005, without adjustment.	Interest Payment Date(s):

The 25th of each month during the term of the Notes, beginning September 25, 2005. If an Interest Payment Date falls on a day that is not a Business Day, we will pay the interest on the next Business Day. No interest will accrue on that payment for the period from and after the scheduled Interest Payment Date to the date we make the payment.

Interest Determination Date(s):	Two (2) Business Days prior to each Reset Date (or the Closing Date, in the case of the Interest Period beginning on August 25, 2005).	Interest Period(s):

From and including the previous Reset Date (or the Closing Date, in the case of the Interest Period beginning on the Closing Date) to but excluding the current Reset Date (or the Maturity Date, in the case of the last Interest Period), with no adjustment to Interest Period end dates.

Day Count Convention:	30/360.

Form:	Book-entry.

Denominations:	$10,000 minimum and integral multiples of $1,000 in excess thereof.

Trustee:	JPMorgan Chase Bank, National Association, formerly known as JPMorgan Chase Bank and The Chase Manhattan Bank.

Agent:	Morgan Stanley & Co. Incorporated is acting as the underwriter in connection with this issuance.

Calculation Agent:	SLM Corporation.

Issue Price:

Variable Price Reoffer. The Agent proposes to offer the Notes for sale, from time to time, in one or more negotiated transactions, at prices that may be different than par. These sales may occur at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

Net Proceeds:

Under the terms of this variable price reoffer, the Agent has agreed to purchase the Notes from us at 98.00% of their principal amount ($24,500,000 aggregate proceeds to us, before deducting expenses payable by us), plus accrued interest, if any, from the Closing Date to the date of delivery.

CUSIP Number:	78442F DR 6.

ISIN Number:	US78442FDR64.

An affiliate of the underwriter has entered into a swap transaction in connection with the Notes and may receive compensation for that transaction.

Obligations of SLM Corporation and its subsidiaries are not guaranteed by the full faith and credit of the United States of America.  Neither SLM Corporation nor any of
its subsidiaries is a government-sponsored enterprise or an instrumentality of the United States of America.

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ADDITIONAL TERMS OF THE NOTES

Calculation of the Interest Rate for the Notes.  The interest rate for the Notes being offered by this Pricing Supplement for each Interest Period during the term of the Notes will be the 10 Year CMT Rate, described below, determined as of the applicable Interest Determination Date and published on Bloomberg Page H15T10Y.  In no case, however, will the interest rate for the Notes during any Interest Period be less than the Minimum Interest Rate nor more than the Maximum Interest Rate listed on page 1 of this Pricing Supplement.

10 Year CMT Rate.  The 10 Year CMT Rate refers to the Treasury Constant Maturity Rate with an Index Maturity of Ten Years displayed by Bloomberg on Bloomberg Page H15T10Y <Index> HP by 3:00 p.m. New York City time, on the relevant Interest Determination Date. Bloomberg means Bloomberg data services or any successor service or page displaying such rate.  If the Treasury Constant Maturity Rate with an Index Maturity of Ten Years cannot be determined as described in the preceding sentences, such rate will be determined in accordance with the procedures set forth in the prospectus supplement for the Notes relating to determination of the CMT Rate, without regard to any Designated CMT Telerate Page.

Rounding.  All values used in the interest rate formula for the Notes will be rounded to the nearest fifth decimal place (one-one hundred thousandth of a percentage point), rounding upwards if the sixth decimal place is five or greater (e.g., 9.876555% (or .09876555) would be rounded up to 9.87656% (or .0987656) and 9.876554% (or .09876554) would be rounded down to 9.87655% (or .0987655)).  All percentages resulting from any calculation of the interest rate will be rounded to the nearest third decimal place (one thousandth of a percentage point), rounding upwards if the fourth decimal place is five or greater (e.g., 9.8765% (or .098765) would be rounded up to 9.877% (or .09877) and 9.8764% (or ..098764) would be rounded down to 9.876% (or .09876)).  All dollar amounts used in or resulting from such calculation on the Notes will be rounded to the nearest cent (with one-half cent being rounded upward).

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ADDITIONAL UNITED STATES FEDERAL

INCOME TAX CONSIDERATIONS

Set forth below is a summary of some of the U.S. federal income tax considerations relevant to a beneficial owner of the Notes that is a U.S. holder (as defined in the accompanying Prospectus Supplement).  This summary does not address investors that may be subject to special tax rules or investors that hold the Notes as part of an integrated investment.  This summary applies only to those U.S. holders who hold the Notes as capital assets and purchase the Notes at their “issue price” (generally, the principal amount) on the issue date in connection with this offering.  This summary supplements the discussion contained in the accompanying Prospectus Supplement under the heading “United States Federal Taxation” and should be read in conjunction with that discussion. This summary is based on interpretations of the Internal Revenue Code of 1986, as amended, regulations issued thereunder, and rulings, decisions and administrative pronouncements currently in effect (or in some cases proposed), all of which are subject to change.  Any such change may be applied retroactively and may adversely affect the U.S. federal income tax consequences described herein.

The following summary was written in connection with the promotion or marketing (within the meaning of Circular 230) by the Agent and us of the Notes.  Each Noteholder should seek advice based on its particular circumstances from an independent tax advisor.  Accordingly, persons considering the purchase of Notes are urged to consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

We intend to treat the Notes as “variable rate debt instruments” for U.S. federal income tax purposes.  Assuming the Notes are so treated, under the Treasury regulations governing variable rate debt instruments that bear interest that is unconditionally payable at least annually at a single qualified floating rate, payments of interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time that such payments are accrued or received, in accordance with the U.S. holder’s method of tax accounting.  In the case of a U.S. holder that uses the accrual method of tax accounting, the amount of interest accrued during an accrual period will be determined by assuming that the Notes bear interest at a fixed interest rate equal to the value as of the issue date of the qualified floating rate, and the interest allocable to the accrual period will be adjusted to reflect the interest actually paid during the accrual period.  A U.S. holder may submit a written request to the address set forth under “Where You Can Find More Information” in the accompanying Prospectus Supplement to obtain the value as of the issue date of the qualified floating rate for the Notes.  Assuming the Notes are treated as variable rate debt instruments, upon the disposition of a Note by sale, exchange, redemption, or repayment of principal at maturity, a U.S. holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the disposition (other than amounts attributable to accrued interest) and the U.S. holder’s adjusted tax basis in the Notes.  Prospective investors should consult the discussion under the heading “United States Federal Taxation – Tax Consequences to U.S. Holders – Variable Rate Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Sale, Exchange or Retirement of the Notes” in the accompanying Prospectus Supplement.

Alternatively, it is possible that the Notes could be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  In this case, in general, U.S. holders would accrue original issue discount on the Notes based on the yield (the comparable yield) at which we would issue a fixed rate noncontingent debt instrument with terms and conditions similar to those of the Notes and a projected payment schedule would be constructed to reflect each projected payment on the Notes, which would be adjusted to produce the comparable yield.  If the actual amounts of payments on the Notes are different from the amounts reflected in the projected payment schedule, a U.S. holder would be required to make adjustments in its OID accruals when such amounts are paid.  In addition, any gain realized by a U.S. holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) would generally be characterized as ordinary income, rather

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than as capital gain.  Prospective investors should consult the discussion under the heading “United States Federal Taxation – Tax Consequences to U.S. Holders – Contingent Payment Debt Instruments” in the accompanying Prospectus Supplement.

The preceding discussion is only a summary of some of the tax implications of an investment in the Notes.  Prospective investors are urged to read the discussion under the heading “United States Federal Taxation” in the accompanying Prospectus Supplement and to consult with their tax advisors prior to investing to determine the tax implications of such investment in light of each such investor’s particular circumstances.

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SLM Corporation